JEFFREY G. KLEIN, P.A.

2600 North Military Trail,  Suite 270

Boca Raton, Florida 33431

Telephone:  (561)997-9920

       Telefax:   (561)241-4943

        Telefax:   (561)241-4943

August 8,  2008

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D. C.  20549

RE:    Medical Connections Holdings, Inc. (the “Company”)

          Form 10-KSB for the Year Ended December 31, 2008

          File No.   333-72376

Dear Sir/Madam:

The following is filed in response to the Commission’s comment letter dated July 17, 2008.

With respect to your comment regarding management’s evaluation and assessment of internal control over financial reporting as of December 31,  2007 we note.

Management has conducted an evaluation and provided an assessment of internal controls  over financial reporting as of December 31, 2007.  The Company has amended its disclosure contained in Item 8(A) of its annual report to address the Commission’s concerns.

The amended annual report includes  a description of the evaluation process  utilized by management in conducting its evaluation of the effectiveness of the Company’s disclosure controls,  and an evaluation of the effectiveness of the Company’s internal controls over financial reporting based on the framework established by the Committee of Sponsoring Organizations of the Treadway Commission.

The amended annual report addresses the following issues:

o

A conclusion regarding the effectiveness of the Company’s disclosure controls.

o

A   statement that the financial statements conform to generally accepted accounting principles.

o

A statement regarding the limitation over internal controls in connection with financial reporting.

o

The Company’s conclusion that  that there were no deficiencies in internal controls over financial reporting which constitute a “material weakness”.

Medical Connections Holdings, Inc. hereby acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in the filing  referenced above, (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company  may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have further questions, please do not hesitate to contact the undersigned.

Very truly yours,

By:	/s/ Jeffrey G. Klein
Jeffrey G. Klein Counsel For Medical Connections Holdings, Corp.